Teekay LNG Partners L.P.

4th Floor, Belvedere Building

69 Pitts Bay Road

Hamilton, HM 08

Bermuda

tel: +1 441 298 2530

fax: +1 441 292 3931

www.teekaylng.com

Mailing Address:

Suite No. 1778

48 Par-la-Ville Road

Hamilton, HM 11

Bermuda

January 30, 2015

Cecilia Blye

Chief, Office of Global Security Risk

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Teekay LNG Partners L.P.
Form 20-F for the Fiscal Year Ended December 31, 2013
Filed April 29, 2014
File No. 1-32479

Dear Ms. Blye:

We have reviewed the letter to us of December 19, 2014, setting forth the staff comment on the Teekay LNG Partners L.P. (the “Company”) Form 20-F for the fiscal year ended December 31, 2013. This letter responds to the comment made by the staff in the letter.

Risk Factors, page 10

Our substantial operations outside the United States expose us to political, governmental and economic instability…, page 18

SEC Comment #1

1.  We note your disclosure that trade embargoes and other economic sanctions against countries in which you operate or to which you trade may harm your business. Syria, Sudan and Cuba are designated by the U.S. Department State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Syria, Sudan and Cuba, whether through subsidiaries, affiliates, charterers or other direct or indirect arrangements. In this regard, we note that your parent and charterer Teekay Corporation and charterers Repsol, Total, Vitol S.A. and BP Shipping Limited all have past or current contacts with Syria, Sudan, and/or Cuba, as reported in their SEC public filings, on their websites or in recent news articles. You should describe any products, services or technology you have provided to Syria, Sudan and Cuba, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities they control.

T E E K A Y — T H E M A R I N E M I D S T R E A M C O M P A N Y ®

January 30, 2015

Response to Comment #1

As noted in your letter, Teekay Corporation, which controls the Company, had limited, immaterial contacts with Syria and Sudan in the past which did not contravene U.S. sanctions imposed on those countries, as discussed in detail in SEC correspondence in 2012. These contacts did not involve the Company. The Company has had no past, and has no current or any anticipated contacts with Syria, Sudan and Cuba, whether through subsidiaries, affiliates (other than Teekay Corporation, as discussed in the 2012 SEC correspondence), charterers or other direct or indirect arrangements. The Company has not provided any products, services or technology to Syria, Sudan and Cuba, directly or indirectly, and has not had, and has no agreements, commercial arrangements or other contacts with the governments of those countries or, to the best of the Company’s knowledge, entities those countries control. To facilitate compliance with U.S. sanctions, the Company’s charter contracts for its fleet include an express warranty that the charterer of the vessel will comply with U.S. trade sanctions.

In connection with responding to the staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the matters contained in this letter, please feel free to contact us.

Sincerely,

TEEKAY LNG PARTNERS L.P.

By:	Teekay GP L.L.C., its general partner

By:	/s/ Peter Evensen

Name:	Peter Evensen
Title:	Chief Executive Officer and Chief Financial Officer

cc:	David Matheson (Perkins Coie LLP)

2